ARTICLES OF AMENDMENT
of
INTEGRA BANK CORPORATION

Pursuant to the Indiana Business Corporation Law (the “Act”), Integra Bank Corporation, an Indiana corporation (the “Corporation”), in accordance with the provisions of Section 23-1-25-2 of the Act, does hereby certify:

Article I

The name of the corporation filing these Articles of Amendment is Integra Bank Corporation. The date of the Corporation’s incorporation is October 18, 1984.

Article II

The first sentence of Section 1 of Article V of the Amended and Restated Articles of Incorporation of the Corporation is hereby amended to read as follows:

“The total number of shares that the Corporation has authority to issue is 130,000,000, consisting of 129,000,000 common shares (“Common Shares”) and 1,000,000 preferred shares (“Preferred Shares”).”

Article III

The shareholders of the Corporation entitled to vote in respect to the amendment adopted the proposed amendment. The amendment was adopted by a vote of such shareholders during a meeting called by the Board of Directors. The result of such vote is as follows:

20,744,856	Shares entitled to vote

16,391,994	Number of shares represented at the meeting

12,531,269	Shares voted in favor

3,590,535	Shares voted against

Article IV

The manner of the adoption of the Articles of Amendment and the vote by which they were adopted constitute full legal compliance with the provisions of the Act, the Articles of Incorporation and the By-Laws of the Corporation.

[Signature on following page]

I hereby verify, subject to the penalties of perjury, that the statements contained herein are true this 15th day of April, 2009.

INTEGRA BANK CORPORATION

By: /s/ Michael T. Vea
Michael T. Vea
Chairman of the Board, President
and Chief Executive Officer